November 17, 2006	F. Alec Orudjev
Direct Phone (202) 912-4842
Ms. Elaine Wolff	Direct Fax (202) 912-4830
Branch Chief	aorudjev@cozen.com
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Smart Move, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed November 8, 2006
File No. 333-137931
Dear Ms. Wolff:
     This letter is in response to your November 16, 2006 comment letter (the “Comment Letter”) to Mr. Chris Sapyta, President and Chief Executive Officer of Smart Move, Inc. (the “Company”) as indicated above.
     This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary, and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above. Also, for your convenience, we include a redlined draft of the Prospectus disclosures in response to your comments.
1. As you did with your previously withdrawn registration statement, please provide to us an opinion of counsel that the issuance of common stock in exchange for shares of A Smart Move, LLC may occur without registration in reliance on Section 3(a)(9) of the Securities Act, and that the exchange and the registered public offering should not be integrated. Please submit the opinion as correspondence on EDGAR.
     Response:
     A copy of the opinion is enclosed herewith.
Risk Factors, page 10

Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission

2. We note your response to prior comment 2. Please revise to reconcile the amounts in the risk factor discussion with Section 3(aa) of Exhibit 1.1.
     Response:
     Please note that the risk factor disclosures in question are, in fact, accurate. The Company and the underwriters will amend Exhibit 1.1 (Underwriting Agreement) to be consistent with the prospectus disclosures. A copy of the revised Underwriting Agreement will be filed with Amendment No. 2 to the registration statement.
Exhibit 5.1
3. Please revise to include an opinion that the warrants are “binding obligations” under the state contract law governing the warrant agreement.
     Response:
     A copy of the Cozen opinion revised in response to the above comment will be filed Amendment No. 2 to the registration statement.
4. Please revise to clarify, or confirm to us in writing that counsel concurs with our understanding, that the reference and limitation to the “General Corporation Law of the State of Delaware” includes statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     Response:
     We hereby concur with the foregoing understanding by the Staff.
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     We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.

Sincerely,
By:	F. Alec Orudjev